Exhibit 99.1

FORM 51-102F3 - MATERIAL CHANGE REPORT

ITEM 1:                 NAME AND ADDRESS OF COMPANY

Jaguar Mining Inc.
125 North State Street,
Concord, New Hampshire
USA 03301

ITEM 2:                 DATE OF MATERIAL CHANGE

February 12, 2009

ITEM 3:                 NEWS RELEASE

A news release was issued through CNW Group on February 12, 2009 by Jaguar Mining Inc. (the "Company") in Concord, New Hampshire, a copy of which is attached hereto as Schedule A.

ITEM 4:                 SUMMARY OF MATERIAL CHANGE

On February 12, 2009, the Company announced the pricing of its previously announced offering of common shares (the "Common Shares") pursuant to which it will issue 12,100,000 Common Shares at a price of C$6.20 per share, for aggregate proceeds of C$75,020,000 (the "Offering") on a public basis in each of the provinces of Canada and on a private placement basis in the United States and internationally.  In addition, the Company has also granted to the underwriters, led by RBC Dominion Securities Inc. and Blackmont Capital Inc. (the "Underwriters") an option (the "Over-Allotment Option"), exercisable in whole or in part for up to 30 days following the closing of the Offering, to purchase up to an additional 1,815,000 Common Shares to cover over-allotments and for market stabilization purposes

ITEM 5:                 FULL DESCRIPTION OF MATERIAL CHANGE

On February 12, 2009, the Company announced the pricing of the Offering.  The purchase price of C$6.20 per Common Share will result in gross proceeds of C$75,020,000.  The Company has also granted to the Underwriters the Over-Allotment Option.  The maximum number of Common Shares that may be issued under the Offering, assuming full exercise of the Over-Allotment Option, is 13,915,000 Common Shares.

The net proceeds of the Offering will be used to fund the development of the Caeté project and for general corporate purposes.

The Common Shares to be issued under the Offering will be offered by way of a short form prospectus in all provinces of Canada, and on a private placement basis in the United States pursuant to exemptions from registration requirements of the United States Securities Act of 1933, as amended, and internationally pursuant to available exemptions.  The Company has filed an amended and restated preliminary prospectus reflecting the terms of the Offering in each of the provinces of Canada.

The Offering is subject to receipt of all necessary regulatory and stock exchange approvals, including the approval of the Toronto Stock Exchange and the New York Stock Exchange Arca Exchange.  The closing of the Offering is expected to occur on or about March 2, 2009.

ITEM 6:	RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7:	OMITTED INFORMATION

Not applicable.

ITEM 8:	EXECUTIVE OFFICER

The following executive officer of Jaguar Mining Inc. is knowledgeable about the material change and this report:

Daniel R. Titcomb President and Chief Executive Officer (603) 224-4800

ITEM 9:                  DATE OF REPORT

February 17, 2009

SCHEDULE A

PRESS RELEASE

February 12, 2009	2009-5
Concord, New Hampshire	JAG - TSX/NYSE Arca

JAGUAR MINING ANNOUNCES PRICING OF COMMON SHARE OFFERING

Not For Distribution To U.S. Newswire Services Or For Dissemination In The United States.

Jaguar Mining Inc. ("Jaguar") (JAG-TSX; JAG-NYSE-Arca) is pleased to announce that it has priced its previously announced public offering of common shares (the “Offering”).  Pursuant to the Offering, the Company will issue 12,100,000 common shares at a price of C$6.20 per share, for aggregate proceeds of C$75,020,000.  The Company will file an amended and restated preliminary prospectus in each of the provinces of Canada.  In addition, Jaguar has also granted the underwriters an option, exercisable in whole or in part, up to 30 days following the closing of the Offering to increase the Offering by up to an additional 1,815,000 shares on the same terms to cover over-allotments and for market stabilization purposes.

The Company intends to use the net proceeds of the Offering to fund the development of the Caeté Project and for general corporate purposes. The Shares will be sold publicly in all provinces of Canada and on a private placement basis in the United States pursuant to exemptions from the registration requirements of the U.S. Securities Act of 1933, as amended, and internationally pursuant to available exemptions.

Closing of the Offering is expected to occur on or about March 2, 2009 and is subject to receipt of all necessary regulatory approvals, including the approval of the Toronto Stock Exchange and the NYSE Arca.

The securities have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or any applicable exemption from the registration requirements. This press release does not constitute an offer to sell or the solicitation of an offer to buy nor will there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful.

About Jaguar
Jaguar is one of the fastest growing gold producers in Brazil with operations in a prolific greenstone belt in the state of Minas Gerais.  Jaguar is actively exploring and developing additional mineral resources at its 72,000 acre land base in Minas Gerais and on an additional 159,000 acres in the state of Ceará in the Northeast of Brazil through a joint venture.  The Company has no gold hedges in place thereby providing the leverage to gold prices directly to its investors.  Additional information is available on the Company’s website at www.jaguarmining.com.

For Information:
Investors and analysts:	Media inquiries:
Bob Zwerneman Vice President Corporate Development and Director of Investor Relations 603-224-4800 bobz@jaguarmining.com	Valéria Rezende DioDato Director of Communication 603-224-4800 valeria@jaguarmining.com

Forward Looking Statements
This press release contains forward-looking statements regarding the use of proceeds, the underwriting syndicate and the over-allotment option. These forward-looking statements can be identified by the use of words "expected" and "will".  These forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the use of proceeds and expected closing date to be materially different from those expressed by the forward-looking statements. Such statements are only predictions and the assumptions upon which they are based as a result of those risks and uncertainties including risks related to completion of the proposed offering, the members of the syndicate for the proposed offering and the use of proceeds from the offering.

These forward-looking statements represent our views as of the date of discussion.  Subsequent events and developments could cause the Company's views to change.  The Company does not undertake to update any forward-looking statements, either written or oral, that may be made from time to time by or on behalf of the Company subsequent to the date of this discussion.

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